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                                                                      Exhibit 99

                              CAUTIONARY STATEMENT

         Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA") are included in our Form 10-K. The words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions identify forward-looking statements in our Form 10-K and in our future filings with the Securities and Exchange Commission, in our press releases, in our presentations to securities analysts or investors, and in oral statements made by or approved by an executive officer of Diametrics Medical, Inc. Forward-looking statements involve risks and uncertainties that may materially and adversely affect our business, results of operations, financial condition or prospects, and may cause our actual results to differ materially from historical results or the results discussed in the forward-looking statements.

         You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the "safe harbor" provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

We are at an early stage of commercialization with limited operating history

         Founded in 1990, we were engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA(R) (Immediate Response Mobile Analysis) System and the Paratrend(R) 7 until 1995. Since then, we have developed and are marketing product line extensions from both of these core technology platforms, primarily an expansion of the blood analysis test menu available on the IRMA System, and the extension of the continuous monitoring technology available on the Paratrend 7 to two new continuous monitoring products, Neotrend(TM) and Neurotrend(TM) . We have limited operating history upon which an evaluation of our prospects can be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a new business in the evolving, heavily regulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

We have a history of operating losses

         We have only recently begun to generate revenues and have incurred net operating losses since our inception. We expect to incur net operating losses at least through the first half 2001. We cannot assure you that we will ever generate substantial revenues or achieve profitability.

Our success depends upon market acceptance of new technology

         Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care blood testing and monitoring devices represent a new practice in critical or stat blood testing, which is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories. Although professional awareness of point-of-care blood testing is increasing, most acute care hospitals have already installed expensive blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of blood analytes that can be analyzed on our products may cause certain hospitals not to consider them. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, predict the volume of our products or the related disposable cartridges and sensors we can expect to sell.

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We face significant industry competition and risk of product obsolescence

         The medical technology industry is characterized by rapidly evolving technology and intense competition. We are aware of one other commercially available hand-held point-of-care blood analysis system, which is manufactured and marketed by i-STAT Corporation, but we expect that manufacturers of central and stat laboratory testing equipment will also develop new products to maintain their revenues and market share. Many of our competitors have substantially greater capital resources, research and development staff, and facilities than we do, and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours that could render our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors' current products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share. Our product pricing is competitive with other point-of-care suppliers and is, in general, lower in price than centralized testing labs when the full cost of implementation is considered (i.e., equipment, maintenance, facilities and trained lab personnel). Centralized testing labs also do not provide the convenience and fast turnaround time for test results that point-of-care products offer. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

We have limited manufacturing experience

         We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, and still maintain product quality and acceptable manufacturing costs. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve and maintain product accuracy and reliability when producing in large quantities, on a timely basis and at an acceptable cost, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

We depend on patents and proprietary technology, which we may not be able to protect

         Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

         In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

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We may face intellectual property infringement claims which would be costly to resolve

         There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

Our success may depend in part on uncertain government health care policies and reimbursement by third parties

         The willingness of hospitals to purchase our products may depend on the extent to which hospitals limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain regulatory approval for new products we develop

         Human diagnostic products are subject to rigorous pre-clinical and clinical testing mandated by the United States Food and Drug Administration (the "FDA") and comparable agencies in other countries and, to a lesser extent, by state regulatory authorities. We have obtained pre-market notification clearances under Section 510(k) of the Food, Drug and Cosmetic Act (the "FDC Act") to market our IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen and hematocrit (i.e., concentration of red blood cells) in whole blood in hospital laboratories and at the point-of-care, and to market the Paratrend 7 to monitor blood gases and temperature. Additional pre-market notification clearances were obtained in late 1997 to market Neotrend for blood gas monitoring of critically ill babies, and in early 1998 for the addition of glucose testing capability to the IRMA SL System. In November 1999, we obtained 510(k) clearance to market Neurotrend, designed for direct continuous monitoring of oxygen, carbon dioxide, acidity and temperature in the brain. A Section 510(k) clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. Our long-term business strategy includes development of cartridges and sensors for performing additional blood and tissue chemistry tests, and any new tests will be subject to the same regulatory process. We cannot assure you that we will be able to develop additional products or uses or that we will obtain the necessary clearances for new products and uses on a timely basis or at all.

         We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers may prevent us from marketing of our products.

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Our products and the technicians authorized to use them may be restricted by the
Clinical Laboratory Improvement Act of 1988

         Our products are affected by the Clinical Laboratory Improvement Act of 1988 ("CLIA") which has been implemented by the Health Care Financing Administration ("HCFA"). This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of:

o        personnel qualification,
o        administration,
o        participation in proficiency testing,
o        patient test management,
o        quality control,
o        quality assurance, and
o        inspections.

         The regulations have established three levels of regulatory control based on test complexity - "waived," "moderate complexity" and "high complexity." Although the tests performed by our products have been categorized as moderately complex, we cannot assure you that our products will not be placed in a more restrictive category. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring more education and experience. If our products are recategorized as high complexity tests, our ability to successfully market them to hospitals or other potential buyers may suffer. We cannot assure you that the CLIA regulations or various state licensing requirements for technicians will not have a material adverse effect on our financial condition or results of operation.

Our products may expose us to costly litigation

         We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $2,000,000. We also carry umbrella liability insurance which provides coverage up to $10,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products

         Our hardware products or portions of our hardware products are manufactured for us by single vendors, generally from off-the-shelf components. A few components are supplied by a single source and manufactured to our specifications. Although we believe that we could find alternative vendors, any interruption in supply could have a material and adverse effect on our ability to manufacture our products, and our financial condition and results of operations.

We depend on distribution partners to sell, market and distribute most of our products

         We currently market most of our products through two global distribution partners, Agilent Technologies, Inc. ("Agilent") and Codman & Shurtleff ("Codman") who have exclusive distribution rights for the products they distribute. We may experience during 2001 a transition of one of these key distribution channels as a result of the pending sale of Agilent's healthcare business to Royale Philips Electronics ("Philips"). If this sale is completed, the rights and obligations under our distribution agreement with Agilent are assignable to Philips, with our consent. It is uncertain what impact such a transition will have on the Company's short-term financial results. Although we believe our distribution partners will successfully perform under the terms of their respective distribution agreements, any significant failure to do so, or a significant failure on our part to meet requirements under the distribution agreements, may result in early termination of the agreement(s). The time and cost required to re-establish distribution channels with other partners

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or on our own may be prohibitive, and could have a material and adverse effect on our ability to commercialize our products, and on our financial condition and results of operations.

International operations will expose us to additional risks

         We currently market most of our products through two global distribution partners whose distribution channels include international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distribution partners will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

o        changes in overseas economic and political conditions,
o        currency exchange rate fluctuations,
o        foreign tax laws, or
o        tariffs or other trade regulations.

         Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

Concentration of ownership may give some shareholders substantial influence and may prevent or delay a change in control

         As of December 31, 2000, directors, executive officers and principal shareholders, and certain of their affiliates, owned beneficially approximately 48% of our outstanding common stock, assuming all vested stock options, stock purchase warrants and convertible debt held by them are exercised or converted. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors, and approval of significant corporate transactions. This concentration of ownership could also have the effect of delaying, deferring or preventing a change in control of Diametrics Medical, Inc.

We may be unable to meet our future capital requirements

         We expect that our existing capital resources, proceeds from projected revenues and proceeds from funding agreements with our distribution partners should enable us to maintain our current and planned operations. Nonetheless, our capital requirements depend on many factors, including the rate of market acceptance of our products, the level of resources we devote to expanding our business and manufacturing capabilities, our research and development activities, the availability of financing for capital acquisitions and other factors. We cannot accurately predict the timing and amount of our capital needs. If capital requirements vary materially from those currently planned, we will require additional capital. Issuing additional shares of capital stock may be dilutive to our shareholders, and debt financing, if available, may involve restrictive covenants.

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